UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 011-12510

AHOLD USA, INC. 401(K) SAVINGS PLAN

FOR UNION ASSOCIATES

Ahold U.S.A., Inc.

1385 Hancock Street

Quincy, MA 02169

(Full title and address of plan)

KONINKLIJKE AHOLD N.V. (publ)

Albert Heijnweg 1

1507 EH Zaandam

The Netherlands

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The Ahold USA, Inc. 401(k) Savings Plan for Union Associates (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2004 and schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

AHOLD USA, INC. 401(k) SAVINGS PLAN

FOR UNION ASSOCIATES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Ahold USA, Inc. 401(k) Savings Plan for Union Associates:

We have audited the accompanying statements of net assets available for benefits of Ahold USA, Inc. 401(k) Savings Plan for Union Associates (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 7 to the financial statements, certain activities of the Plan’s sponsor, the Plan Sponsor’s owner, and affiliates (and certain current and former directors, officers and employees) with respect to the Plan and its operations are the subject of ongoing investigations by various governmental and regulatory entities.

/s/ Deloitte & Touche LLP

July 5, 2005

Boston, Massachusetts

AHOLD USA, INC. 401(k) SAVINGS PLAN

FOR UNION ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS—At fair value:
Interest in Ahold USA, Inc. 401 (k) Savings Plan Master Trust	$200,270,432	$65,027,315
Loans to participants	5,836,152	2,814,848

Total investments	206,106,584	67,842,163

CONTRIBUTIONS RECEIVABLE:
Employer	23,255	5,353
Participant	617,055	—

Total assets	206,746,894	67,847,516

LIABILITIES

ACCRUED EXPENSES	2,463	3,533

EXCESS CONTRIBUTIONS PAYABLE	23,919	—

Total liabilities	26,382	3,533

NET ASSETS AVAILABLE FOR BENEFITS	$206,720,512	$67,843,983

See notes to financial statements.

AHOLD USA, INC. 401(k) SAVINGS PLAN

FOR UNION ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CONTRIBUTIONS:
Participant contributions	$21,139,844	$11,447,135
Employer contributions	25,835	9,870
Participant rollovers	109,688	125,364

Total contributions	21,275,367	11,582,369

INVESTMENT ACTIVITY:
Interest in Master Trust investment income	13,316,922	10,043,217
Interest on participant loans	151,827	124,208
Other	—	23,064

Total investment activity	13,468,749	10,190,489

Total additions	34,744,116	21,772,858

DEDUCTIONS:
Benefit payments	(5,770,728)	(3,836,088)
Administrative expenses	(147,812)	(63,207)

Total deductions	(5,918,540)	(3,899,295)

ASSETS TRANSFERRED FROM THE STOP & SHOP SUPERMARKET COMPANY 401(K) PLAN FOR ELIGIBLE BARGAINING UNIT EMPLOYEES	110,005,687	—
ASSETS TRANSFERRED FROM OTHER PLANS—Net	45,266	1,286,724

Total net transfers	110,050,953	1,286,724

NET INCREASE IN NET ASSETS	138,876,529	19,160,287

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	67,843,983	48,683,696

End of year	$206,720,512	$67,843,983

See notes to financial statements.

AHOLD USA, INC., 401(k) SAVINGS PLAN

FOR UNION ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Ahold USA, Inc. 401(k) Savings Plan for Union Associates (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan that was adopted by Ahold USA, Inc. (the “Company”) effective July 1, 1997 to provide tax deferred savings to the Company and its subsidiaries’ eligible hourly employees who are covered by collective bargaining agreements. The Company is a subsidiary of Koninklijke Ahold (the “Parent Company”). Effective July 1, 2004, the assets and liabilities of The Stop & Shop Supermarket Company 401(k) Plan for Eligible Bargaining Unit Employees (the “Stop & Shop Plan”) were merged with and into the Plan. The transfer of account balances was such that immediately after the transfer a participant’s account balance equaled his account balance prior to the transfer.

For employees covered by the hours of service method, an employee is eligible to participate in the Plan after completing 1,000 hours within one year of service commencing at the employee’s start date, and attainment of age 21. For employees covered by the elapsed time method, an employee is eligible to participate after completing one year of service and attainment of age 21. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendments—The Ahold USA Pension Committee (the “Committee”) approved an amendment in 2004 to the Plan to extend coverage to certain individuals covered by a collective bargaining agreement between The Stop & Shop Supermarket Company and the United Food and Commercial Workers Union, Local 1445; to reflect the merger of the Stop & Shop Plan with and into this Plan on July 1, 2004; and to permit participants with outstanding loans to continue to make loan repayments following termination of employment or during an unpaid leave. The Committee also approved an amendment that effective December 2003 prohibits participants to direct contributions into the Ahold Stock Fund.

Contributions—A participant may elect to make pretax contributions to the Plan in an amount ranging from 1% to 18% (25% for nonhighly compensated participants) of the participant’s compensation as defined, subject to certain Internal Revenue Code (“IRC”) limitations. The Company, if required by the contracts negotiated with the unions for the various operating units, matches 50% of a participant’s contribution as required by the union contracts such that the participants’ contributions do not exceed 6% of the participant’s eligible compensation. Individual companies may make additional matching contributions on behalf of their eligible participants. Participant contributions in excess of Plan or statutory limits are refunded to participants and are included as excess contributions payable in the statements of net assets available for benefits.

Investments—Participants direct the investment of their contributions and company contributions into various investment options offered by the Plan including various mutual funds, a common collective trust and a pooled separate account.

Participant Accounts—Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, (b) Plan earnings (losses), (c) forfeitures of participant’s nonvested accounts, and (d) an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. A participant vests in the Company contribution at a rate of 20% for each year of service as defined in the Plan document. Employee contributions are fully vested. Forfeited balances of terminated participants are used to reduce future contributions by the Company.

Participant Loans—A participant is eligible to borrow from the Plan after participating in the Plan for at least one year. The minimum loan amount is $1,000 and may not exceed the lower of $50,000 or 50% of the participant’s vested account balance. Each loan is secured by the participant’s account and bears interest at prime (5.25% at December 31, 2004). Loans are repaid through payroll withholdings over terms of 6 months to 15 years.

Payment of Benefits—A participant’s account may be withdrawn upon attainment of age 59½, retirement, death, or termination of employment. At such time, the participant is entitled to receive the entire value of his or her account either as a lump-sum amount or annual installments over a ten-year period. If the participants balance is less than $5,000, the entire account will be distributed as a lump- sum payment.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $1,040 and $12,592 respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2004 and 2003, employer contributions were reduced by $2,757 and $14,542 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The Plan’s investment in the Ahold USA, Inc. 401(k) Savings Plan Master Trust (“Master Trust”) is stated at fair value, which has been determined based upon the fair value of the underlying investments of the Master Trust. Shares of mutual funds held by the Master Trust are valued at quoted market prices, which represent the net asset value of shares held by the master trust. Fair value of investments held by the Master Trust that do not have readily ascertainable market values (such as common/collective trust or pooled separate account) have been estimated by the trustee on the underlying publicly traded assets of the portfolio.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Management fees and operating expenses charged to the Master Trust for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Participant loans are recorded at cost, which approximates fair value.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and uncertainties— The Plan utilizes various investment instruments including mutual funds, Company stock, common collective trusts, and pooled separate accounts. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan, except for the costs of Company employees responsible for the Plan administration, which are paid by the Company as provided for in the plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Transfers—The Company also sponsors a 401(k) plan for hourly employees and a 401(k) plan for salary participants. If employees change their status during the year, their account balances are transferred into the corresponding plan. For the years ended December 31, 2004 and 2003 transfers out to other Company sponsored plans were $432,387 and $284,483, respectively. For the years ended December 31, 2004 and 2003 transfers in from other Company sponsored plans, excluding merged plans, were $477,653 and $1,571,207, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

Reclassifications—Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

3.	MASTER TRUST

Effective July 1, 1997, the Master Trust was established to serve as the funding mechanism for the Plan. Fidelity Management Trust Company (the “Trustee”) was appointed by the Company to hold, administer, and invest the assets of the Master Trust. The Trust is also the funding mechanism for other Company-sponsored employee benefit plans. Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets. The undivided interest therein of each such plan shall be debited and credited (as the case may be) for the entire amount of every contribution received on behalf of such Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; for its proportionate share of every item of collected or accrued income, gain or loss, and general expense; and of any other transactions attributable to the Master Trust or that investment option as a whole.

Although assets of the Plan and other Company-sponsored plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. The Plan’s interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits.

A summary of the assets of the Master Trust investments as of December 31, 2004 and 2003, is as follows:

	2004	2003
Ahold Company Stock Fund	$9,262,534	$11,793,738
Fidelity Diversified International Stock Fund	29,344,322	17,739,116
Fidelity Equity Income Fund	62,503,078	33,483,194
Fidelity Freedom Income Fund	3,067,046	2,374,963
Fidelity Freedom 2000 Fund	2,911,491	2,606,219
Fidelity Freedom 2010 Fund	10,416,743	7,869,893
Fidelity Freedom 2020 Fund	13,415,543	8,632,747
Fidelity Freedom 2030 Fund	10,956,732	7,523,177
Fidelity Freedom 2040 Fund	2,820,787	1,553,760
Fidelity Growth & Income Fund	121,785,668	112,230,199
Fidelity Low-Priced Stock Fund	87,480,114	64,584,218
Fidelity Magellan Fund	88,330,928	69,278,214
Fidelity Managed Bond Fund	58,351,255	57,021,925
Fidelity Managed Income Portfolio II Class 3 Fund (common collective trust)	239,405,138	224,797,206
Fidelity Puritan Fund	97,423,910	72,725,131
Lord Abbett Developing Growth Fund Class A	15,111,941	16,432,004
Tamarack Mid-Cap Equity I Fund	5,198,291	4,031,794
Fidelity Blue Chip Growth Fund	32,074,237	3,199,494
Mutual Discovery Z Fund	72,522,408	55,640,162
Hotchkiss and Wiley Mid-Cap Value Fund	37,620,955	16,460,626
Spartan U.S. Equity Index Fund	52,390,962	44,326,332
Janus Adviser Forty Fund	54,272,056	45,542,534
MFS Value Fund A	10,041,956	7,134,807

	$1,116,708,095	$886,981,453

The Fidelity Managed Bond Fund represents a pooled separate account which comprises the following investments at December 31, 2004 and 2003:

	2004	2003
Fidelity Intermediate Bond Fund	$26,481,164	$26,085,965
Hartford Life Guaranteed Investment Contract at fair value	3,077,720	2,891,383
Morgan Stanley Institutional Fixed Income Fund	26,666,241	25,876,689
Fidelity Institutional Money Market: Money Market Portfolio Class I	2,126,130	2,167,888

Total	$58,351,255	$57,021,925

Allocations of assets of the Master Trust to participating plans as of December 31, 2004 and 2003, are as follows:

2004	Amount	Percent
Ahold USA, Inc. 401(k) Savings Plan	$728,057,672	65%
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates	188,379,991	17
Ahold USA, Inc. 401(k) Savings Plan for Union Associates	200,270,432	18

	$1,116,708,095	100%

2003	Amount	Percent
Ahold USA, Inc. 401(k) Savings Plan	$646,084,404	73%
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates	175,869,734	20
Ahold USA, Inc. 401(k) Savings Plan for Union Associates	65,027,315	7

	$886,981,453	100%

Net investment income (loss) of the Master Trust for the years ended December 31, 2004 and 2003, is as follows:

	2004
	Interest and Dividends	Net Appreciation (Depreciation) in Fair Value of Investments	Net Investment Income (Loss)
Ahold Company Stock Fund	$ —	$ (28,082)	$ (28,082)
Fidelity Diversified International Stock Fund	205,755	4,141,072	4,346,827
Fidelity Equity Income Fund	2,434,945	3,208,359	5,643,304
Fidelity Freedom Income Fund	65,060	43,935	108,995
Fidelity Freedom 2000 Fund	54,280	69,604	123,884
Fidelity Freedom 2010 Fund	241,917	410,562	652,479
Fidelity Freedom 2020 Fund	258,799	780,010	1,038,809
Fidelity Freedom 2030 Fund	165,375	816,369	981,744
Fidelity Freedom 2040 Fund	43,674	214,529	258,203
Fidelity Growth & Income Fund	2,812,210	8,194,950	11,007,160
Fidelity Low-Priced Stock Fund	4,565,511	11,002,443	15,567,954
Fidelity Magellan Fund	1,070,865	4,974,787	6,045,652
Fidelity Managed Bond Fund	—	2,198,779	2,198,779
Fidelity Managed Income Portfolio II Class 3 Fund (common collective trust)	9,167,195	—	9,167,195
Fidelity Puritan Fund	5,560,731	2,307,850	7,868,581
Lord Abbett Developing Growth Fund Class A	—	912,523	912,523
Tamarack Mid-Cap Equity I Fund	630,546	(320,774)	309,772
Fidelity Blue Chip Growth Fund	295,730	897,390	1,193,120
Mutual Discovery Z Fund	1,562,297	9,870,419	11,432,716
Hotchkiss and Wiley Mid-Cap Value Fund	1,146,996	4,850,225	5,997,221
Spartan U.S. Equity Index Fund	881,756	4,095,569	4,977,325
Janus Adviser Forty Fund	—	8,146,376	8,146,376
MFS Value Fund A	96,806	1,131,883	1,228,689

Total	$31,260,448	$67,918,778	$99,179,226

	2003
	Interest and Dividends	Net Appreciation (Depreciation) in Fair Value of Investments	Net Investment Income (Loss)
Ahold Company Stock Fund	910,117	226,034	1,136,151
Fidelity Diversified International Stock Fund	214,548	4,725,508	4,940,056
Fidelity Equity Income Fund	1,065,059	6,610,200	7,675,259
Fidelity Freedom Income Fund	55,782	98,076	153,858
Fidelity Freedom 2000 Fund	52,336	172,762	225,098
Fidelity Freedom 2010 Fund	215,952	873,219	1,089,171
Fidelity Freedom 2020 Fund	165,124	1,479,275	1,644,399
Fidelity Freedom 2030 Fund	105,478	1,431,348	1,536,826
Fidelity Freedom 2040 Fund	21,986	256,273	278,259
Fidelity Growth & Income Fund	1,261,039	16,981,544	18,242,583
Fidelity Low-Priced Stock Fund	835,357	17,065,753	17,901,110
Fidelity Magellan Fund	529,657	13,148,014	13,677,671
Fidelity Managed Bond Fund	—	2,914,573	2,914,573
Fidelity Managed Income Portfolio II Class 3 Fund (common collective trust)	10,018,311	—	10,018,311
Fidelity Puritan Fund	2,881,175	10,514,847	13,396,022
Janus Twenty Fund	—	3,762,293	3,762,293
Janus Worldwide Fund	—	2,010,129	2,010,129
Lord Abbett Developing Growth Fund Class A	—	4,393,867	4,393,867
Tamarack Mid-Cap Equity I Fund	—	819,898	819,898
Fidelity Blue Chip Growth Fund	15,069	394,432	409,501
Morgan Stanley Institutional Fund Trust Value Advisor	—	642,145	642,145
Mutual Discovery Z Fund	902,511	8,792,035	9,694,546
Hotchkiss and Wiley Mid-Cap Value Fund	271,687	3,316,958	3,588,645
Spartan U.S. Equity Index Fund	582,342	9,183,804	9,766,146
Janus Adviser Forty Fund	—	4,956,997	4,956,997
MFS Value Fund A	77,229	1,313,717	1,390,946

Total	$20,180,759	$116,083,701	$136,264,460

Allocations of net investment income(loss) of the Master Trust to the participating plans for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Ahold USA, Inc. 401(k) Savings Plan	$70,136,522	$102,896,977
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates	15,725,782	23,324,266
Ahold USA, Inc. 401(k) Savings Plan for Union Associates	13,316,922	10,043,217

Total	$99,179,226	$136,264,460

4.	PLAN TERMINATION

The Company has the right under the Plan, although it has not expressed any intent to do so, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, all participants’ accounts will become fully vested.

5.	RELATED PARTY TRANSACTIONS

Certain plan investments of the Master Trust are shares of mutual funds managed by affiliates of Fidelity Management Trust Company, the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction on the return of each fund. Fees paid to the trustee for recordkeeping and custodian services amounted to $82,588 for 2004 and $129,131 for 2003.

At December 31, 2004 and 2003, the Master Trust held on behalf of the Plan 427,656 and 343,744 shares, respectively, of common stock of Ahold American Depository Receipts Fund. This fund holds primarily stock of the Parent Company of the sponsoring employer, with a cost basis of $1,129,012 and $904,046, respectively.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated May 22, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	LITIGATION AND GOVERNMENTAL/REGULATORY INVESTIGATIONS

On February 24, 2003 the Company’s parent announced, among other things, that it would be restating its earnings for the fiscal year 2001 and the first three quarters of the fiscal year 2002, because of certain accounting irregularities at one of its operating subsidiaries, U.S. Foodservice, Inc. (“U.S. Foodservice”), and that the historical financial statements of Ahold would have to be restated because certain other subsidiaries had been improperly consolidated (the “February 24 Announcement”). Following the February 24 Announcement, the United States Attorney for the Southern District of New York (the “U.S. Attorney”) commenced a grand jury criminal investigation relating to possible wrongdoing, and the United States Securities & Exchange Commission (“SEC”) commenced a civil investigation relating to possible violations of U.S. securities laws, by Ahold, its subsidiaries, including the Company, and certain of their respective current and former officers, directors, and employees in connection with the events leading to the February 24 Announcement and other accounting-related matters.

With respect to the SEC civil investigation, the SEC announced on October 13, 2004, as part of an overall settlement agreement, that it would not seek a penalty from Ahold because of, among other reasons, the Company’s extensive cooperation with the Commission’s investigation. In addition, following the February 24 Announcement, United States Department of Labor (“DOL”) opened both civil and criminal investigations into whether any violations of ERISA were committed by Ahold and certain of its current and former officers, directors, and employees in connection with the 401(k) retirement savings plan of Ahold USA, Inc. In the course of the DOL criminal investigation, which is also being coordinated with the U.S. Attorney’s investigation, a letter request, dated July 9, 2003, was issued by the DOL relating to the Plan. With respect to the DOL civil investigation, Ahold received a letter closing the case on June 18, 2004. The DOL did not issue a fine to Ahold. The DOL noted that Ahold needed to improve processes with respect to the production of the Form 5500 and plan expenses. With respect to the DOL criminal investigation, the Company is fully cooperating with the investigation and has reached an agreement with the DOL regarding the production of documents in response to the letter request. Additionally, the Company’s legal counsels are involved in ongoing discussions with the staff of the DOL in order to fully ascertain the staff’s position in these matters. In view of the nature and stage of those discussions, the Company cannot at this point predict when the investigation will be completed, whether the Company will actually be charged with or convicted of any violation of law or whether any fines will be imposed upon the Company or what the final amount of such fines would be or what actions, if any, the Company will be required to take with respect to the Plan.

Following the February 24 Announcement, numerous putative class actions claiming violations of Section 10(b) of the Securities & Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act (collectively, the “Securities Action”) were filed on behalf of Ahold’s stockholders. Additionally, two class actions were also filed on behalf of participants in the 401(k) retirement savings plan of Ahold USA, Inc. against Ahold, Ahold USA, Inc. and certain of Ahold’s and its subsidiaries’ respective current and former officers, directors, and employees and one on behalf of the participants in the 401(k) retirement savings plan of U.S. Foodservice against U.S. Foodservice and certain of its current and former officers, directors, and employees alleging violations of ERISA (collectively, the “ERISA Actions”). Due to the early stages of this litigation, the Company is unable to predict whether this litigation will ultimately involve the Company or the merits of the claims relating to the Plan or whether the likelihood of an adverse judgment against the Company is either probable or remote. Further, in the event of an adverse judgment, the Company is unable to predict the amount of damages the Company would face as result of such a judgment.

* * * * * *

AHOLD USA, INC 401(k) SAVINGS PLAN

FOR UNION ASSOCIATES

FORM 5500 SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Interest in Master Trust		**	$200,270,432
*	Loans to participants	Various loans, bearing interest at prime (and prime plus 1% for loans issued prior to July 1, 2000), maturities through 2019	**	5,836,152
	Total			$206,106,584

*	Party-in-interest.
**	Cost information is not required for participant directed investments and therefore has not been included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AHOLD USA, INC. 401(K) SAVINGS PLAN
FOR UNION ASSOCIATES

By:	AHOLD U.S.A., INC.
As Plan Administrator

By:	/s/ Ward Kraemer
Name:	Ward Kraemer
Title:	Vice President, Retirement Plans and Executive Compensation

Date: July 6, 2005

Exhibit Index

Exhibit Number	Description of Documents

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM